February 8, 2018

Via Electronic Transmission
Valerie Lithotomos
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Davis Fundamental ETF Trust File Nos.: 811‑23181, 333‑213073

Dear Ms. Lithotomos:

This letter is on behalf of Davis Fundamental ETF Trust (the "Trust") and provides responses to your comments received on January 18, 2018. We hereby transmit for filing with the Securities and Exchange Commission (the "SEC"), Post-Effective Amendment No. 3 (the "Amendment") to the Trust's Registration Statement on Form N‑1A (the "Registration Statement") under the Securities Act of 1933 and Amendment No. 6 to the Trust's Registration Statement under the Investment Company Act of 1940, as amended (the "1940 Act"), with respect to the following series of the Trust: Davis Select International ETF (the "Fund").
For your convenience, SEC comments are in bold type and the Registrant's response immediately follows.
1.	We note that the Annual Fund Operating Expense table includes a row for Distribution/12b‑1 Fees. If the Fund does not have a 12b‑1 plan in place the row can be removed from the expense table.
The Registrant confirms that the Fund does not currently have a 12b‑1 plan in place. This row has been removed.
2.
Under the Annual Fund Operating Expense table, the Fund discloses a one-year agreement with the Adviser to waive fees and/or reimburse expenses. Please confirm that the expense example only includes the capped expense ratio for the 1-year example.

The Registrant confirms that the Expense example only includes the capped figure for the one-year period.
3.
We note that the Fund may invest a significant amount of assets in securities that trade on foreign exchanges at times when U.S. markets are not open for trading. Please confirm whether this would be the case for the Fund and, if so, please disclose the risks associated with the foreign markets.

The Registrant confirms that the Fund will invest a material amount of assets in securities that trade on foreign exchanges at times when U.S. markets are not open for trading. The following disclosure has been added to the Fund's principal risk disclosure.
Foreign Market Risk. Because certain foreign holdings of the Fund may trade in a market that is closed when the market in which the Fund's shares are listed is open, there may be changes between the last quote of the foreign holding from its closed foreign market and the value of such security during the Fund's domestic trading day. This in turn could lead to differences between the market price of the Fund's shares and the underlying value of those shares.
4.
We note that the prospectus states that the Fund's investment strategy is to invest significantly in issuers outside the United States and to, in most instances, remain invested in issuers from at least three different countries. Please confirm that shareholders would be provided sixty days' prior notice of any change to the investment strategy.

We confirm that the language has been added to provide shareholders with sixty days' prior notice of any change to the international equity investment strategy.
5.	Please revise the Concentration policy disclosure so that, consistent with the instructions to Form N-1A, it references industries or groups of industries.
We confirm that the Fund has updated the disclosure so that it will consider the securities of issuers primarily engaged in any particular industry or group of industries.

Tandy Representations
The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have to me at 520-434-3778.

Sincerely,
   /s/Ryan Charles
Ryan Charles
Vice President and General Counsel
Tel.: 520-434-3778
Fax: 520-434-3770
rcharles@dsaco.com